As filed with the U.S. Securities and Exchange Commission on October 31, 2013

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO.1)

KKR Alternative Corporate Opportunities Fund P
(Name of Subject Company (Issuer))

KKR Alternative Corporate Opportunities Fund P
(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Nicole J. Macarchuk, Esq.
KKR Asset Management LLC
555 California Street
San Francisco, California 94104
(415) 315-3620

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Richard Horowitz, Esq.
Kenneth E. Young, Esq.

Dechert LLP
1095 Avenue of the Americas
New York, NY  10036
(212) 698-3500

Calculation of Filing Fee

Transaction Valuation: $960,852 (a)	Amount of Filing Fee: $131.06 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $136.40 per $1,000,000 of the Transaction Valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2), and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or provide the Form or Schedule and the date of its filing.

Amount Previously Paid: $131.06	Filing Party: KKR Alternative Corporate Opportunities Fund P
Form or Registration No.: Schedule TO	Date Filed: August 27, 2013

	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
	going-private transactions subject to Rule 13e-3.
	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

Introductory Statement

This is the final amendment to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) filed with the Securities and Exchange Commission on August 27, 2013 (the “Statement Filing Date”) by KKR Alternative Corporate Opportunities Fund P (the “Fund”) relating to an offer to purchase shares of beneficial interest of the Fund (“Shares”) in an amount up to 20% of the net assets of the Fund from shareholders of the Fund (“Shareholders”) at their net asset value (i.e., the value of the Fund’s assets minus its liabilities, divided by the number of Shares outstanding) on the terms, and subject to the conditions, set out in the Offer to Purchase (the “Offer”) and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits B and C to the Statement on the Statement Filing Date.

The Fund invests substantially all of its assets in KKR Alternative Corporate Opportunities Fund (the “Master Fund”), and the Fund’s offer to purchase Shares was made at the same time as, and in parallel with, a corresponding offer by the Master Fund. The Master Fund’s corresponding offer to purchase shares of beneficial interest in the Master Fund was in an amount up to 20% of the net assets of the Master Fund, and the offer by the Fund in respect of its Shareholders is subject to the Master Fund’s 20% limitation.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4) of the Securities Exchange Act of 1934:

1. Shareholders that desired to tender Shares were required to submit their tenders by 12:00 midnight, Eastern time, on September 24, 2013 (the “Notice Date”). Shareholders were allowed to withdraw any tenders of their Shares until the Offer expired at 12:00 midnight, Eastern time, on September 24, 2013 (the “Expiration Date”).

2. A certain Shareholder validly tendered all or some of such Shareholder’s respective Shares (as designated by such Shareholder) amounting to $26,130 in the aggregate before the Notice Date and did not withdraw such tender before the Expiration Date. That tender was accepted for repurchase by the Fund in accordance with the terms of the Offer.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of September 30, 2013 (the “Valuation Date”).

4. In accordance with the terms of the Offer, the payment of the purchase price of the Shares tendered was made in the form of a check in the amount of $25,607 on October 11, 2013 to the Shareholder whose tender was accepted for purchase by the Fund. Such payment amount reflects the deduction of the 2.00% early repurchase charge for repurchases during the first year of the Shareholder’s initial purchase.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

KKR Alternative Corporate Opportunities Fund P

By:	/s/ Koji E. Felton
	Name:	Koji E. Felton
	Title:	Assistant Secretary

Dated: October 31, 2013